UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

	NOTIFICATION OF LATE FILING	SEC FILE NUMBER
001-34044

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q	CUSIP NUMBER
	☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	75601N203

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Real Goods Solar, Inc.

Full Name of Registrant

Former Name if Applicable

833 West South Boulder Road

Address of Principal Executive Officer (Street and Number)

Louisville, Colorado 80027-2452

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company disclosed within its Quarterly Report on Form 10-Q for the three months ended September 30, 2015 that it was necessary for the Company to raise new capital and that it had engaged an investment banking firm to assist the Company with arranging for new financing as either equity and/or debt. The Company’s retained investment banking firm has assisted the Company with a material new capital raise that the Company anticipated closing as early as March 28, 2016. On the morning of March 30, 2016, NASDAQ informed the Company that it had no objections to the proposed financing transaction and the final financing documents are currently being modified for the approved terms.

Further, the Company disclosed in its Current Reports on Form 8-K filed December 21, 2015 and January 22, 2016 the transfer of the Company’s revolving credit facility from Silicon Valley Bank to Solar Solutions and Distribution, LLC and the intended amendment and restatement of the loan agreement governing the revolving credit facility. The Company disclosed today in a Current Report on Form 8-K that it has completed the amendment and restatement of the revolving credit facility.

The Company has prepared its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 on the basis of closing the new capital raise and the amendment and restatement of the revolving credit facility before filing and with appropriate disclosures for transactions that were consummated by that date. The Company requires additional time to complete disclosures of each of the financings described above for their final terms in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015. Further, the Company’s auditors require time to review these disclosures. Lastly, the process of modifying the disclosures for the new terms of the financings and filing the Annual Report electronically is not possible on March 30, 2015.

As a result of the foregoing, the Company is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 by the prescribed due date. The Company cannot eliminate the reasons causing the inability to file timely without unreasonable effort or expense.

The Company intends to files its Annual Report on Form 10-K for the year ended December 31, 2015 on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dennis Lacey	(303)	222-8300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Commencing in the fourth quarter of 2014, the Company began executing a business turnaround strategy. The Company’s strategy has been to reduce its indebtedness and increase its stockholders’ equity from capital raises and debt conversions to equity, as well as to reduce its operating cost infrastructure with the objective of reducing the level of required sales necessary to achieve break-even or better results for operating income in future periods.

The Company expects to report the estimated financial data with the filing of its Annual Report on Form 10-K for the year ended December 31, 2015 set forth in the table below. The reduction in revenue from 2014 to 2015 arose from (i) the Company not emphasizing originating new sales during the majority of 2015, as it focused on converting its long-standing backlog to revenue and achieving a better balance between sales and construction, (ii) backlog declining due to customer cancellations arising from the backlog not being installed at a faster rate and (iii) the Company not having access to equipment panels for installations due to vendors restricting access and terms to the Company due to a history of the Company not being current with vendor payments. The reduction in Net Loss from the prior year is primarily attributable to management’s decision to exit the Large Commercial segment operating in the mainland United States and actions that have reduced operating costs including reductions in staffing levels and other cost saving initiatives implemented by management.

	Years Ended December 31,
in thousands	2015	2014

Statement Of Operations Items:

Revenue	$45,527	$70,775
Operating Loss	$(16,825)	$(40,562)
Loss from Continuing Operations	$(9,808)	$(26,201)
Net Loss	$(10,780)	$(57,111)

Statement of Cash Flow Items:

Cash Used in Operating Activities	$(12,958)	$(30,717)
Cash Provided by Investing Activities	$155	$11,979
Cash Provided by Financing Activities	$11,450	$8,236
Net Change in Cash	$(1,353)	$(10,502)

Balance Sheet Items:

Cash	$594	$1,947
Total Current Assets	$12,399	$29,190
Total Current Liabilities	$17,459	$36,596
Debt	$774	$7,500
Shareholders' Deficit	$(1,013)	$(5,301)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The preliminary unaudited financial information discussed above consists of estimates derived from the Company’s internal books and records and has been prepared by, and are the responsibility of, the Company’s management. The preliminary unaudited financial information discussed above is subject to the completion of financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for the fourth quarter are finalized. Therefore, actual results may differ materially from these estimates and all of these preliminary estimates are subject to change.

This notification also contains forward-looking statements that involve risks and uncertainties. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they provide our current beliefs, expectations, assumptions and forecasts about future events, and include statements regarding our future results of operations and financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. The words “estimates,” “intends,” “expect” and similar expressions as they relate to us are intended to identify such forward-looking statements. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, no reliance should be placed on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, without limitation, the following: our failure to file the Annual Report on Form 10-K for the year ended December 31, 2015 within the expected time frame, our actual results of operations, our ability to successfully execute our business turnaround strategy and other factors including those discussed throughout Part I, Item 1A, Risk Factors and Part II, Item 7, Management’s Discussion and Analysis of Financial Conditions and Results of Operations of our Annual Report on Form 10-K for the year ended December 31, 2014, Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Quarterly Reports on Form 10-Q, and in our other filings with the Securities and Exchange Commission.

Any forward-looking statement made by us in this notification is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Real Goods Solar, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 30, 2016	By	/s/ Dennis Lacey
Dennis Lacey Chief Executive Officer (Principal Executive Officer)